

December 22, 2011

<u>Via Email</u>
Mario Sforza
Chief Executive Officer & President
BeesFree, Inc.
2101 Vista Parkway, Suite 4033
West Palm Beach, FL 33411

   Re: BeesFree, Inc.
      Form 8-K
      Filed December 16, 2011
      File No. 000-53212

Dear Mr. Sforza:

  We have limited our review of your filing to those issues we have addressed in our comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. Based on the information provided in your filing, it appears that BeesFree, Inc. is a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934. We note that BeesFree has minimal assets excluding cash, no revenues to date and appears to have no or nominal operations. As a result, please revise your filing to remove the Item 5.06 disclosure indicating that there has been a change in shell company status. Please also confirm that you will identify yourself as a shell company in future periodic reports as appropriate. Alternatively, please provide us with detailed facts and analysis demonstrating that BeesFree is not a shell company.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Assistant Director

cc: Gregg E. Jaclin
       Anslow & Jaclin, LLP
       Via Email